                                                           OMB APPROVAL
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                                                 -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  DELIA*S CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24688Q101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   STEPHEN I. KAHN                                JEFFREY A. HORWITZ, ESQ.
   C/O DELIA*S CORP.                              PROSKAUER ROSE LLP
   435 HUDSON STREET, 5TH FL.            AND      1585 BROADWAY
   NEW YORK, NEW YORK  10014                      NEW YORK, NEW YORK  10036-8299
   (212) 807-9060                                 (212) 969-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                JUNE 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

                         (Continued on following pages)
                              (Page 1 of 25 Pages)

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 2 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
       NAMES OF REPORTING PERSONS
       Stephen I. Kahn
 1
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                    |_|

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION

 6     U.S.A.
--------------------------------------------------------------------------------
           NUMBER OF               SOLE VOTING POWER
            SHARES           7
         BENEFICIALLY              10,938,955
           OWNED BY
             EACH          -----------------------------------------------------
           REPORTING               SHARED VOTING POWER
          PERSON WITH        8
                                   0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   6,231,841
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   13,110,580
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       24,004,535
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       41.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 3 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Elizabeth McHugh Kahn
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6
          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   209,462
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          209,462
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 4 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Robert Karetsky
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

    6     U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   642,283
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          642,283
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          1.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 5 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Geraldine Karetsky
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

    6     U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           85,750
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   1,763,187
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          1,763,187
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          2.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 6 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Robin Kahn
    1

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

    6     U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   405,933
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          405,933
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 7 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Jeffrey Kahn
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

   6      U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           40,000
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   416,778
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11
          416,778
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 8 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Anne Kahn
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

    6     U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   414,508
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          414,508
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                         ------------------
CUSIP NO.                   24688Q101                         PAGE 9 OF 25 PAGES
-----------------------------------------------------         ------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Andrew Karetsky
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION

    6     U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   234,433
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          226,433
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 10 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Jennifer A.K. Andres
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   237,863
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          237,863
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 11 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Maxine Kahn
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   152,967
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          152,967
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 12 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Arlene Epstein
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   13,534
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          13,534
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 13 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Joanna Bober
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF            SOLE VOTING POWER
               SHARES        7
            BENEFICIALLY           0
              OWNED BY     -----------------------------------------------------
                EACH               SHARED VOTING POWER
              REPORTING      8
             PERSON WITH           0
                           -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
                             9
                                   7,532
                           -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                            10
                                   0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          7,532
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 14 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Arthur Bober
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF                SOLE VOTING POWER
               SHARES            7
            BENEFICIALLY               19,580
              OWNED BY     -----------------------------------------------------
                EACH                   SHARED VOTING POWER
              REPORTING          8
             PERSON WITH              0
                           -----------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                                 9
                                      35,344
                           -----------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                10
                                      0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          35,344
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 15 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Elizabeth May
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
--------------------------------------------------------------------------------
              NUMBER OF                SOLE VOTING POWER
               SHARES            7
            BENEFICIALLY               0
              OWNED BY     -----------------------------------------------------
                EACH                   SHARED VOTING POWER
              REPORTING          8
             PERSON WITH              0
                           -----------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                                 9
                                      30,408
                           -----------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                10
                                      0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          30,408
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------                        -------------------
CUSIP NO.                   24688Q101                        PAGE 16 OF 25 PAGES
-----------------------------------------------------        -------------------

--------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
          Judith Goldman
    1
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4
          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF                SOLE VOTING POWER
               SHARES            7
            BENEFICIALLY               0
              OWNED BY     -----------------------------------------------------
                EACH                   SHARED VOTING POWER
              REPORTING          8
             PERSON WITH              0
                           -----------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                                 9
                                      34,300
                           -----------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                10
                                      0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          34,300
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          Less than 1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                                             PAGE 17 OF 25 PAGES

         This Amendment No. 1 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 1 is being filed primarily because the issuance of additional shares of common stock by the issuer has reduced the beneficial ownership percentage of the reportng persons.

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the "Issuer"), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name

         (b)      Residence or business address

         (c)      Present principal occupation or employment

                  Stephen I. Kahn
                    c/o dELiA*s Corp.
                    435 Hudson Street
                    New York, NY  10014
                    Chairman of the Board of Directors and Chief Executive
                      Officer of the Issuer

                  Elizabeth Kahn
                    53 West 9th Street
                    New York, NY 10011
                    Art Consultant
                    Self-employed

                  Robert Karetsky
                    61 Irving Place, Apartment 5C
                    New York, NY 10003
                    Educator

                  Geraldine Karetsky
                    1660 Slilverking Drive
                    Aspen, CO 81611
                    Member of the Board of Directors of the Issuer Private Investor
                    Self-employed

                  Robin Kahn
                    114 Mercer Street, #9
                    New York, NY  10012
                    Fine Artist
                    Self-employed

                                                             PAGE 18 OF 25 PAGES

                  Jeffrey Kahn
                    125 Prospect Park West, #6E
                    Brooklyn, NY 11215
                    Writer
                    Self-employed

                  Anne Kahn
                    137 Joralemon Street, Apartment 7
                    Brooklyn, NY  11201
                    Psychologist
                    Village Institute
                    26 West 9th Street
                    New York, NY 10014

                  Andrew Karetsky
                    21 Sky Ridge Road
                    Greenwich, CT
                    Consultant

                  Jennifer A.K. Andres
                    4203 Tuscany Court
                    Baltimore, MD  21213
                    Homemaker

                  Maxine Kahn
                    1010 Ramapo Valley Road
                    Mahwah, NJ 07430
                    Retired

                  Arlene Epstein
                    23 West Pamrapo Court
                    Glen Rock, NJ  07452
                    School Teacher
                    Edgewater School District
                    Undercliff Avenue
                    Edgewater, NJ

                  Joanna Bober
                    61 West 9th Street, Apartment 9D
                    New York, NY  10011
                    Writer
                    Self-employed

                                                             PAGE 19 OF 25 PAGES

                  Arthur Bober
                    P.O. Box 305
                    New Vernon, NJ  07976
                    Retired

                  Elizabeth May
                    41 Yatesbury, NR Calne
                    Wiltshire SN118YG England
                    Pre-school Helper
                    Wiltshire County Council
                    Village Hall, Chenhill Wiltshire

                  Judith Goldman
                    525 West End Avenue, Apt. 11E
                    New York, NY 10024
                    Writer, Curator, Publisher
                    Self-employed

         (d) and (e)

                  During the last five years, none of the reporting persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship

                  All of the reporting persons are citizens of the United States other than Elizabeth May, who is a citizen of the United Kingdom.

The reporting persons constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their beneficial ownership of the shares of Class A Common Stock of the Issuer to which this Statement relates.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Except for shares of Class A Common Stock beneficially owned by Stephen
I. Kahn and reported in the Schedule 13G relating to the Class A Common Stock filed by Mr. Kahn and dELiA*s Inc. on February 15, 2000 (which shares of Class A Common Stock directly owned by Mr. Kahn were acquired by Mr. Kahn using personal funds), the shares of Class A Common Stock to which this Statement relates were acquired by the reporting persons pursuant to the Agreement and Plan of Merger, dated as of August 16, 2000 (the

                                                             PAGE 20 OF 25 PAGES


"Merger Agreement"), by and among the Issuer, iTurf Breakfast Corp., a wholly owned subsidiary of the Issuer, and dELiA*s Inc. ("Old dELiA*s"), which is attached hereto as Exhibit 1. Pursuant to the Merger Agreement, on November 20, 2000, iTurf Breakfast Corp. merged with and into Old dELiA*s (the "Merger") as a result of which Old dELiA*s became a wholly owned subsidiary of the Issuer (and changed its name to dELiA*s Group Inc.) and each share of common stock, par value $.01 per share, of Old dELiA*s (other than shares held in the treasury of Old dELiA*s) was converted into 1.715 shares of Class A Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         Except for shares of Class A Common Stock beneficially owned by Stephen
I. Kahn and reported in the Schedule 13G relating to the Class A Common Stock filed by Mr. Kahn and dELiA*s Inc. on February 15, 2000, the shares of Class A Common Stock to which this Statement relates were acquired by the reporting persons pursuant to the Merger Agreement. Except as otherwise described in this Statement, the reporting persons hold their Class A Common Stock for investment purposes and currently have no plans to acquire additional shares of Class A Common Stock. Stephen I. Kahn and the other reporting persons hereunder may acquire additional shares of Class A Common Stock with an intent to increase their control over the Issuer generally.

         Except as otherwise described in this Statement, the reporting persons currently have no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The reporting persons may be deemed to beneficially own an aggregate of 24,149,865 shares of Class A Common Stock (approximately 41.9% of the outstanding shares of Class A Common Stock based on the most recent SEC filing of the Issuer). Such number of shares and percentage assume conversion of all 11,425,000 shares of Class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer, which shares are owned by dELiA*s Group Inc. and may be converted, at any time at the option of dELiA*s Group Inc., into shares of Class A Common Stock. The Certificate of Incorporation of the
Issuer provides that, automatically upon transfer, the Class B Common Stock shall (i) convert to Class A Common Stock and (ii) lose its voting rights unless the transaction is first approved by a majority of the Issuer's outstanding shares entitled to vote.

         Excluding (i) the 11,425,000 shares of Class B Common Stock held by dELiA*s Group Inc. and which, under the Issuer's Restated Certificate of Incorporation and Delaware law, are not entitled to vote, (ii) 739,400 treasury shares held by dELiA*s Corp. that are not entitled to vote under Delaware law and (iii) 1,136 and 945,044 shares of Class A Common Stock held by dELiA*s Group Inc. and iTurf Finance Company, a wholly owned subsidiary of the Issuer, respectively, and which, under Delaware law, are not entitled to vote, the reporting persons may be deemed to beneficially own an aggregate of 10,938,955 shares of Class A Common Stock entitled to vote (approximately 23.7% of the outstanding shares of Class A Common Stock entitled to vote based on the most recent SEC filing of the Issuer).

         (b) Number of shares of Class A Common Stock as to which reporting persons hold:

                  With respect to Stephen I. Kahn:
                  (i) Sole power to vote or to direct the vote - 10,938,955 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 6,274,370 shares, including

                                                             PAGE 21 OF 25 PAGES


                           261,912 shares of restricted stock issued to Mr. Kahn but subject to vesting requirements, which Mr. Kahn has the authority to vote, (2) Mr. Kahn has the sole power to vote 4,445,202 shares pursuant to the Family Stockholders Agreement (as defined herein),
                           (3) Mr. Kahn has the presently exercisable right to acquire through exercise of options 150,783 shares, and (4) Mr. Kahn owns 68,600 shares as the sole trustee of a trust for the benefit of his minor children;

                  (ii)     Shared power to vote or to direct the vote - 0;

                  (iii) Sole power to dispose or to direct the disposition - 6,231,841 shares of Class A Common Stock. Of these shares, (1) Mr. Kahn directly owns 6,012,458 shares,
                           (2) Mr. Kahn has the presently exercisable right to acquire through exercise of options 105,783 shares, and (3) Mr. Kahn owns 68,600 shares as the sole trustee of a trust for the benefit of his minor children;

                  (iv)     Shared power to dispose or to direct the disposition
                           - 13,110,580 shares of Class A Common Stock. Of these shares, (1) 11,426,136 shares (11,425,000 of which are in the form of Class B Common Stock) are held by dELiA*s Group Inc., a wholly owned subsidiary of the Issuer, and a subsidiary of dELiA*s Group Inc., (2) 739,400 shares are held by dELiA*s Corp.
                           as treasury stock and (3) 945,044 shares are held by iTurf Finance Company, a wholly owned subsidiary of the Issuer. Mr. Kahn may be deemed to be the beneficial owner of these shares because he is the direct owner of approximately 14.1% of the outstanding shares of the Issuer and controls approximately 24.1% of the voting power in the Issuer as a result of the Family Stockholders Agreement. Mr. Kahn disclaims beneficial ownership of these shares, and this Statement should not be deemed an admission that Mr. Kahn is the beneficial owner of these shares for any purpose.

                  With respect to Elizabeth Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or to direct the disposition - 209,462 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Robert Karetsky:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or to direct the disposition - 642,283 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Geraldine Karetsky:
                  (i)      Sole power to vote or to direct the vote - 85,750;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or to direct the disposition - 1,763,187 shares of Class A Common Stock. Of these shares, (1) Ms. Karetsky owns 1,664,822 shares as trustee of the Geraldine Karetsky 2000 Trust, (2) Ms. Karetsky owns 12,615 shares as trustee of The Ruth Kahn Trust f/b/o Sidney S. Kahn and (3) 85,750 that Ms. Karetsky owns as trustee for the Karetsky Family Foundation;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Robin Kahn:

                                                             PAGE 22 OF 25 PAGES

                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or to direct the disposition - 405,933 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Jeffrey Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 40,000;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 316,778 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Anne Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 414,508 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Andrew Karetsky:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 226,433 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Jennifer A.K. Andres:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 237,863 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Maxine Kahn:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 152,967 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Arlene Epstein:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 13,534 shares of Class A Common Stock;

                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                                                             PAGE 23 OF 25 PAGES

                  With respect to Joanna Bober:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 7,532 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Arthur Bober:
                  (i) Sole power to vote or to direct the vote - 19,580, including 9,145 shares that Mr. Bober owns directly and 10,435 shares owned by his spouse;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 35,344 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Elizabeth May:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 30,408 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

                  With respect to Judith Goldman:
                  (i)      Sole power to vote or to direct the vote - 0;
                  (ii)     Shared power to vote or to direct the vote - 0;
                  (iii)    Sole power to dispose or to direct the disposition
                           - 34,300 shares of Class A Common Stock;
                  (iv)     Shared power to dispose or to direct the disposition
                           - 0.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The reporting persons have entered into the Family Stockholders Agreement dated December 18, 1996 (the "Family Stockholders Agreement"), which is incorporated herein by reference as Exhibit 3. The Family Stockholders Agreement gives Stephen I. Kahn the right to vote all the shares of Class A Common Stock owned by the reporting persons on all matters that come before the Issuer's stockholders. The Family Stockholders Agreement will expire on December 18, 2006.

                                                             PAGE 24 OF 25 PAGES

         Stephen I. Kahn is the sole trustee of a trust for the benefit of his minor children and, pursuant to the terms of the trust, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trust.

         Geraldine Karetsky is the trustee of each of the Geraldine Karetsky 2000 Trust and The Ruth Kahn Trust f/b/o Sidney S. Kahn and, pursuant to the terms of such trusts, has the sole right to vote and direct the disposition of the shares of Class A Common Stock owned by such trusts.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 1 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 2. Amendment dated October 12, 2000 to Agreement and Plan of Merger dated August 16, 2000, by and among iTurf, Merger Sub and Old dELiA*s (incorporated by reference to Exhibit 2 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 3. Form of Family Stockholders Agreement among Old dELiA*s, Stephen I. Kahn and the persons listed on Exhibit A thereto (incorporated by reference to Exhibit 3 to the Initial
                  Schedule 13D, filed December 4, 2000 (File No. 005-56857))

Exhibit 4. Power of Attorney (incorporated by reference to Exhibit 4 to the Initial Schedule 13D, filed December 4, 2000 (File No. 005-56857))

                                                             PAGE 25 OF 25 PAGES

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:            June 27, 2001

                                           /s/ Stephen I. Kahn
                                           ------------------------------------
                                           Stephen I. Kahn, individually and
                                           as attorney-in-fact for each of the
                                           other reporting persons